Opt-Sciences Corporation
Annual Report

2008

March 6, 2009 To Our Stockholders,
Total net sales of $6,748,691 for Fiscal 2008 increased $1,035,881 or approximately 18% from Fiscal 2007 however, net income of $858,695 increased only 3% from Fiscal 2007. Although our operating income was up 17% over Fiscal 2007, a 42% decrease in other income due to reduced interest rates resulted in a lower combined net income after taxes compared to fiscal 2007. Our backlog of orders declined to $1,783,200 at the end of Fiscal 2008, down approximately 21% from the end of Fiscal 2007. Although we finished the fourth quarter with a strong performance, signs of weakening demand were evident as orders were shipped at a higher rate than new orders were coming in..
In fiscal 2009, first quarter net sales were $1,442,098, up $63,145 from first quarter of fiscal 2007. However, operating income fell 55% compared to 2007 as the Company saw sales drop 22% from the fourth quarter of 2007. Our backlog has continued to decline and at the end of the first quarter it was $1,477,849, down about $300,000 from the end of Fiscal 2007 and down almost $1 million from the end of the first quarter last year.
The aerospace industry is starting to feel the effects of the global economic downturn. Major aircraft manufacturers are continually re-evaluating production rates as push outs and cancellations for new planes are received. As a result, the demand for the Company's anti-glare products used on new commercial and business aircraft is declining. We believe that our reduced backlog this year is a direct result of the downward shift in demand for both new aircraft and upgrades for older aircraft. On the commercial aircraft side, we anticipate that Boeing will continue to production of its 737 Next Generation airplanes and its model 777, although at lower rates than last year. The Company provides display glass for the majority of displays in these two Boeing commercial airplanes. The Company also supplies display glass products used on medium and long range business jets like the Gulfstream. We expect production of airplanes in this market to fall significantly as businesses start downsizing their fleets of jets and as more and more used jets are put up for sale. Recently Citigroup announced cancellation of the Dassault 7x that it had on order, and Starbucks has recently offered for sale a brand new Gulfstream G550 it had taken delivery of only a few weeks ago; both planes use glass manufactured by our Company. Of course, commercial and business aviation have seen downturns in the past for various reasons, and both have eventually turned around. But the lack of visibility regarding the magnitude and duration of the current economic downturn makes it difficult to predict our future results accurately. Some analysts believe that the commercial and business aircraft industries won't bottom out completely until 2010 or 2011 with a possible recovery not starting until 2012 or 2013.
Late last year our Company acquired a new thin film coating unit. It increased our capacity to produce more advanced conductive coatings that are used for cockpit upgrades in the military market. At the same time, it supplements our capacity to serve our traditional markets. Our strategic goal is to partially offset the reduced demand in the commercial market with new business in the military market. I hope to see significant revenues from the military market sector by the fourth quarter of this year.
Our annual meeting of stockholders this year will be held at 2:30 p.m. on Wednesday, March 25 at 560 E. Lancaster Avenue, Suite 108, St.Davids, PA 19087. I look forward to having you join us.
Sincerely,
OPT- SCIENCES CORPORATION
/s/ Anderson L. McCabe Anderson L. McCabe President
SELECTED FINANCIAL DATA
Fifty-three weeks ended Fifty-two weeks ended November 1, October 27, October 28, October 29, October 30,
2008 2007 2006 2005
 2004
OPERATIONS
Net Sales $ 6,748,691 $ 5,712,810 $ 4,265,396 $ 4,323,241 $ 4,067,838
Cost of goods sold 4,465,872 3,701,161 3,018,718 2,987,861 3,207,329
Gross profit on sales 2,282,819 2,011,649 1,246,678 1,335,380 860,509
Operating expenses 1,009,657 923,942 783,716 926,767 647,505
Net income from operations 1,273,162 1,087,707 462,962 408,613 213,004
Other income 182,828 314,452 211,833 137,446 107,450
Income taxes 597,295 569,398 270,602 197,045 121,926
Net income $ 858,695 $ 832,761 $ 404,193 $ 349,014 $ 198,528

PER SHARE DATA
Weighted average number of common shares 775,585 775,585 775,585 775,585 775,585 Net income (A) $ 1.11 $ 1.07 $ 0.52 $ 0.45 $ 0.26 Cash distributions none none none none none Stock dividends none none none none none

BALANCE SHEET
Current assets 9,464,326 9,298,048 8,000,322 7,683,957 6,965,522 Current
liabilities 592,998 723,662 308,824 512,700 405,395 Working capital 8,871,328
8,574,386 7,691,498 7,171,257 6,560,127 Property, plant and equipment (net)
691,345 587,509 628,238 702,603 974,356 Total assets 10,400,575 9,888,394
8,631,397 8,389,397 7,942,715 Shareholders' equity 9,807,577 9,164,732
8,322,573 7,876,697 7,537,320
(A) Earnings per share were computed by dividing netincome by the weighted average number of shares outstanding. There is one class of stock outstanding, Common Stock; the Company does not have outstanding warrants, stock options or convertible debt instruments.
OPT-Sciences Corporation and Subsidiary
CONSOLIDATED STATEMENT OF CHANGES IN STOCKHOLDER'S EQUITY
Accumulated
Contributions  Retained  Other
Common  in Excess Of  Earnings  Treasury Stock  Comprehensive
 Total  Stock  Par Value  (Deficit)  Shares  Amount  Income
Balance,
November 1, 2003  $ 7,337,407  $ 250,000  $ 272,695  $ 7,025,880  (224,415)  $
(187,218)  $  (23,950)
Income,Year
ended
October 30, 2004  198,528  0  0  198,528  0  0  0
Unrealized holding
gains  1,385  0  0  0  0  0  1,385
Balance,
October 30, 2004  7,537,320  250,000  272,695  7,224,408  (224,415)  (187,218)
(22,565)
Income,Year
ended
October 29, 2005  349,014  0  0  349,014  0  0  0
Unrealized holding
losses  (9,637)  0  0  0  0  0  (9,637)
Balance,
October 29, 2005  7,876,697  250,000  272,695  7,573,422  (224,415)  (187,218)
(32,202)
Income,Year
ended
October 28, 2006  404,193  0  0  404,193  0  0  0
Unrealized holding
gains  41,683  0  0  0  0  0  41,683
Balance,
October 28, 2006  8,322,573  250,000  272,695  7,977,615  (224,415)  (187,218)
9,481
Income,Year
ended
October 27, 2007  832,761  0  0  832,761  0  0  0
Unrealized holding
gains  9,398  0  0  0  0  0  9,398
Balance,
October 27, 2007  9,164,732  250,000  272,695  8,810,376  (224,415)  (187,218)
18,879
Income,Year
ended
November 1, 2008  858,695  0  0  858,695  0  0  0
Unrealized holding
losses  (215,850)  0  0  0  0  0  (215,850)
Balance,
November 1, 2008  $ 9,807,577  $ 250,000  $ 272,695  $ 9,669,071  (224,415)  $
(187,218)  $  (196,971)


BUSINESS
Opt-Sciences Corporation, formed in 1956, conducts its business through its wholly owned subsidiary, O & S Research, Inc. Both companies are New Jersey corporations. As used in this Annual Report, the terms "Company", "we" or "our" refer to the combined operations of Opt-Sciences Corporation and O & S Research, Inc. Our principal business is to provide anti-glare and transparent conductive optical coatings on glass used primarily to cover instrument panels in aircraft cockpits. We also provide full glass cutting, grinding and painting operations which augment our optical coating capabilities. Most of our products are designed to enable pilots to read aircraft instruments in direct sunlight or at night or in covert situations using appropriate night vision filters. This is a niche business primarily dependent on the needs of new and used aircraft for initially installed parts, spare parts, replacements and upgrades. It requires custom manufacturing of small lots of products to satisfy specific requirements identified by our customers.
The distinguishing characteristic of our business is our optical thin film coating capability. Almost all products which we offer incorporate an optical coating of some type. Our primary coatings are for aircraft cockpit display applications and consist of our anti-reflection coating used for glare reduction and our transparent conductive coating used for electromagnetic interference shielding and LCD heaters. We apply either or both coatings to different types of glass face plates which are usually mounted on the front of liquid crystal displays (LCDs),cathode ray tubes (CRTs) and electromechanical displays(EMDs). In addition to the coated glass described above, we also offer a full range of other specialty instrument glass, including circular polarizers, touchpads, glass sandwiches for LCDs and other custom designed specialty glass components and assemblies. The Company's business is highly dependent on a robust commercial, business, and regional aircraft market and, to a lesser degree, on the military aircraft market. We generally have a four to twelve week delivery cycle depending on product complexity, available plant capacity and required lead time for specialty raw materials such as polarizers or filter glass. Our sales tend to fluctuate from quarter to quarter because all orders are custom manufactured. Customer orders are generally scheduled for delivery based on our customer's need date and our capacity. Since the Company has two customers that together represent approximately 60% of sales, any significant change in the requirements of either of those customers has a direct impact on our revenue for any given quarter. When one of these customers defers a sizable order, sales for the following quarter often rebound as the customer replenishes its inventory.
In Fiscal Year 2009, we have started reducing the number of employees due to the on going decline in new orders. For Fiscal Year 2009, we expect a decline in the number of business and commercial aircraft produced or retro-fitted as businesses and airlines find it increasingly difficult to secure financing. We expect our core anti-reflective coating market to decrease as well. At the same time, we believe that our future success is contingent on securing new customers, developing new products and providing adequate staff and facilities to meet our needs. Accordingly, we will continue to review possible plans for increasing capacity and facility size so we will be better positioned when the inevitable financial recovery occurs.
Our principal sales executive is our President, who maintains regular contact with the largest customers and continually seeks to develop new customers. We do not currently employ the services of manufacturer's representatives or sales personnel. O & S Research, Inc. and our products are listed in the Thomas Register. We also maintain sales websites at osresearch.com and optsciences.com. We engage in a low cost public relations and advertising program. Purchasing personnel of major corporations or governmental agencies place orders with us, based on price, delivery terms, satisfaction of technical specifications and quality of product. Procurement departments of customers ordinarily purchase products from us because we are on an approved vendor list. We enhance sales prospects by providing creative technical solutions to customer requirements. We are currently an approved vendor for several major aircraft programs. We continue to be a major supplier for the anti-glare face plates covering the flat panel displays on the Boeing 777 and the 737 Next Generation models of commercial aircraft and the long range Gulfstream and Dassault Falcon business jets. During the recent two month long machinist strike, Boeing did not manufacture any commercial aircraft. That strike and the recent setback in the financial credit markets make it difficult to predict demand for and deliveries of commercial aircraft, regional jets or business jets in 2009. We expect that across the board production of all aircraft will decline in 2009 and 2010. Boeing's production of the 787 is not expected to increase our future revenues because its cockpit displays will be provided by RockwellCollins, a company that currently purchases its instrument glass requirements for the 787 from one of our competitors. In Fiscal 2008, we derived 60% of our revenues from two major customers. The loss or curtailment of business with either of these companies could have a negative impact on our operating results.

MARKET FOR COMMON EQUITY AND RELATED STOCKHOLDER MATTERS
Our Common Shares are not listed on an established public trading market, but are quoted by the Pink Sheets, in the non-NASDAQ over-the-counter market. The symbol for our Shares is OPST. Only limited and sporadic trading occurs. Subject to the foregoing qualification, the following table sets forth the range of bid quotations, for the calendar quarter indicated, as quoted by Pink Sheets LLC., and reflects inter- dealer prices, without retail mark up, mark down or commission and may not necessarily represent actual transactions.
Fiscal 2008  Bid
First Quarter  $6.70 - 7.55
Second Quarter  6.80 - 8.60
Third Quarter  6.80 - 10.50
Fourth Quarter  8.85 - 13.00
Fiscal 2007  Bid
First Quarter  $10.05 - 11.50
Second Quarter  10.50 - 13.10
Third Quarter  8.25 - 13.25
Fourth Quarter  7.80 - 9.50

As of December 31, 2008, the closing bid for the Common Stock was $6.00. The closing ask price was $12.00. The Company had 918 stockholders of record of its Common Stock as of December 31, 2008.

SECURITIES AUTHORIZED FOR ISSUANCE UNDER EQUITY COMPENSATION PLANS
The Company does not have any equity compensation plan in place and did not issue any equity securities to any person during Fiscal Year 2008.

DISTRIBUTIONS
We did not declare or pay any dividend on our Common Stock during Fiscal Year 2008 and, although there is no prohibition on payment of dividends, we do not anticipate the payment of dividends on our Common Stock in the foreseeable future.

MANAGEMENT'S DISCUSSION AND ANALYSIS OR PLAN OF OPERATION
This Management's Discussion and Analysis as of November 1, 2008 should be read in conjunction with the audited condensed consolidated financial statements and notes thereto set forth in this report. It may also contain forward looking statements. We make statements in this Annual Report regarding our outlook or expectations for earnings, revenues, expenses and/or other matters regarding or affecting our Company that are forward-looking statements within the meaning of the Private Securities Litigation Reform act. Forward-looking statements are typically identified by words such as "believe," "expect," "anticipate," "intend," "outlook," "estimate," "forecast," "project" and other similar words and expressions.
Forward-looking statements are statements subject to numerous assumptions, risks and uncertainties, which change over time. Forward-looking statements speak only as of the date they are made. We do not assume any duty and do not undertake to update our forward-looking statements. Actual results or future events could differ, possibly materially, from those that we anticipated in our forward-looking statements, and future results could differ materially from our historical performance.
We provide greater detail regarding these factors in our Form 10-KSB for the year ended November 1, 2008, particularly in the Risk Factors section. Our forward-looking statements are subject to the following principal risks and uncertainties, many of which are not within the Company's control, such as:
..
the uncertainty of future demand for the Company's products especially in the context of significant declines in the financial markets;

..
the uncertainty and timing of the successful development of the Company's new products;

..
the risks associated with reliance on a few key customers;

..
the Company's ability to attract and retain personnel with the necessary scientific and technical skills;

..
the timing and completion of significant orders;

..
the timing and amount of the Company's research and development expenditures;

..
the timing and level of market acceptance of customers' products for which the Company supplies components;

..
the level of market acceptance of competitors' products;

..
the ability of the Company to control costs associated with performance under fixed price contracts;

..
the performance and reliability of the Company's vendors;

..
potential product and contractual liability to its customers;

..
and the continued availability to the Company of essential supplies, materials and services.


Readers are cautioned not to place undue reliance on these forward-looking statements, which speak only as of the date hereof.

LIQUIDITY AND CAPITAL RESOURCES.
We have sufficient liquidity and credit to fund our contemplated capital and operating activities through Fiscal 2009.
We continue to use our working capital to finance current operations, including equipment purchases, capital improvements, inventory, payroll and accounts receivable.
Our cash position improved in Fiscal 2008, primarily because of the net income of $858,695 in Fiscal 2008. Other income declined from the prior year, primarily due to lower interest rates. Our cash increased during Fiscal 2008 to $6,926,000 from $6,777,104 at the end of Fiscal 2007, primarily from the cash generated from operations. At the same time, our total current assets increased $166,278 to $9,464,326 in Fiscal 2008 from $9,298,048 in Fiscal 2007.
Because of changes in the marketplace and an increasingly competitive environment, we believe it may be necessary to continue making ongoing investments in new equipment and processes to compete successfully in the aerospace and commercial display markets. In Fiscal 2009, we will be reviewing our strategic position in this market and the need for further significant expenditures of capital to update equipment.

DECLINE IN VALUE OF COMPANY INVESTMENTS
As of November 1, 2008, the fair market value of the Company's marketable securities was $670,318. The Company had paid $1,015,881 for such securities. In our judgment, the resulting unrealized loss of $345,563 is generally reflective of the precipitous decline in the stock market during the last six months of the fiscal year 2008. This matter is detailed in Footnote 3 to the Financial Statements. Because of market conditions, those securities may decline further. Of course, there is no assurance that the fair value of these securities in the future will increase to the cost basis. Even if there is a general recovery in the stock market, there is no assurance that these unrealized losses will be substantially reduced.

RESULTS OF OPERATIONS FISCAL YEAR 2008
NET SALES
Net sales of $6,748,691 for the Fiscal Year 2008 increased $1,035,881 or approximately 18% from Fiscal 2007. Approximately 65% of this increase was due to increased demand from two of our main customers stemming from higher demand for 777 & 737NG commercial aircraft and from higher demand for the business aircraft which utilize instrumentation cover glass manufactured by the Company. Approximately 20% of the increase came from existing products for other customers. The remaining 15% was from new business.

COST OF SALES
Cost of sales increased $764,711 or 21% for Fiscal 2008 compared to Fiscal 2007. This larger increase, relative to the increase in sales, is primarily due to a slightly different mix of product sales in which more lower margin products were sold and to expenditures related to the installation of the new thin film coating equipment. Cost of sales is comprised of raw materials, manufacturing direct labor and overhead expenses. The overhead portion of cost of sales is primarily comprised of salaries, medical and dental benefits, building expenses, production supplies, and costs related to our production, inventory control and quality departments.

OPERATING EXPENSES
Operating expenses for Fiscal 2008 were $1,009,657, an increase of $85,715 or 9.3% over Fiscal 2007. Operating Expenses include both General and Administrative expenses and Sales and Delivery expenses. Our General and Administrative expenses consist of marketing and business development expenses, professional expenses, salaries and benefits for executive and administrative personnel, hiring, legal, accounting, and other general corporate expenses.

OPERATING INCOME
Operating income increased $185,455 or 17% to $1,273,162 in Fiscal 2008 from $1,087,707 in 2007. The increase over Fiscal 2007 is primarily due to the increase in sales revenues.

OTHER INCOME
Other income of $182,828 for Fiscal Year 2008 decreased from $314,452 for Fiscal Year 2007. This decrease is mainly attributable to lower interest rates.

NET INCOME
Net income of $858,695 or $1.11 per share for Fiscal 2008 increased slightly from $832,761 or $1.07 per share for Fiscal 2007 as a result of the factors described above.

BACKLOG OF ORDERS
Our backlog of unshipped orders stood at $1,783,200 at the end of Fiscal Year 2008, down $467,100 from the end of Fiscal Year 2007 and down $450,500 from the end of the third quarter. Due to recent market trends stemming from the financial credit crisis, we anticipate that the backlog will continue to decline as shipments continue to outpace new orders in Fiscal 2009. Of the backlog of orders existing at year end, we expect to deliver 80% within the first quarter of Fiscal Year 2009.

RESULTS OF OPERATIONS: FISCAL YEAR 2007
Fiscal 2007 ended with net sales of $5,712,810 an increase of approximately $1,447,414 or 40% over Fiscal 2006. The significant increase in total sales for 2007 over 2006 was primarily due to a substantial increase in the demand for coated glass products by three customers. One customer unexpectedly was awarded a contract for cockpit displays for a new very light business jet, which has since been cancelled. Another customer decided to place more business with us instead of their other instrument glass supplier. The third created a temporary surge in demand as it migrated from one LCD platform to another. Operating expenses, including selling expenses, were $923,942 for Fiscal 2007, an increase of $140,226 over Fiscal 2006. These expenses were higher in Fiscal 2007 principally because of expenses associated with Sarbanes/Oxley compliance. Operating income increased $629,745 to $1,087,707 in Fiscal 2007 from $462,962 in 2006. Interest and other income of $314,452 for Fiscal 2007 increased from $211,833 for Fiscal 2006. Net income after taxes of $832,761 or $1.07 per share for Fiscal 2007 increased from $404,193 or $.52 per share for Fiscal 2006.

INFLATION
During the three year period that ended on November 1, 2008, inflation did not have a material effect on our operating results.
OPT-Sciences Corporation and Subsidiary CONSOLIDATED BALANCE SHEETS (The accompanying notes are an integral part of these financial statements)
ASSETS
November 1,  October 27,
2008  2007
CURRENT ASSETS
Cash and cash equivalents  $ 6,926,000  $ 6,777,104
Trade accounts receivable  1,119,550  1,012,659
Inventories  611,180  592,660
Prepaid expenses  18,294  21,074
Loans and exchanges  6,768  4,390
Deferred income taxes  112,216  -0
Marketable securities  670,318  890,161
Total current assets  9,464,326  9,298,048

PROPERTY AND EQUIPMENT
Land 114,006 114,006 Building and improvements 567,624 449,987 Machinery and equipment 1,559,418 1,485,573 Small tools 53,580 53,580 Furniture and fixtures 8,775 8,624 Office equipment 74,611 57,419 Automobiles 71,211 71,211
Total property and Equipment 2,449,225 2,240,400
Less: accumulated depreciation 1,757,880 ,652,891
Net property and Equipment 691,345 587,509
OTHER ASSETS
Deposits 244,904 2,837
Total assets $ 10,400,575 $ 9,888,394
OPT-Sciences Corporation and Subsidiary CONSOLIDATED BALANCE SHEETS (The accompanying notes are an integral part of these financial statements) LIABILITIES AND STOCKHOLDERS' EQUITY
November 1,  October 27,
2008  2007
CURRENT LIABILITIES
Accounts payable - trade  $ 203,282  $ 86,759
Accrued income taxes  40,912  267,980
Accrued salaries and wages  268,758  272,328
Accrued professional fees  50,500  48,500
Deferred income taxes  -0- 30,100
Other current liabilities  29,546  17,995
Total current liabilities  592,998  723,662

STOCKHOLDERS' EQUITY
Common capital stock - par value $.25 per share - authorized and issued 1,000,000 shares 250,000 250,000
Additional paid in capital 272,695 272,695 Retained earnings 9,669,071 8,810,376 Accumulated other comprehensive income: Unrealized holding (loss) gain on marketable securities (196,971) 18,879 Less treasury stock at cost - 224,415 shares (187,218) (187,218)
Total stockholders' equity 9,807,577 9,164,732
Total liabilities and stockholders' equity $10,400,575 $ 9,888,394
CONSOLIDATED STATEMENTS OF OPERATIONS (The accompanying notes are an integral part of these financial statements)
NET SALES COST OF SALES Gross profit on sales
OPERATING EXPENSES Sales & delivery General and administrative Total operating expenses Operating income OTHER INCOME Income before taxes FEDERAL AND STATE INCOME TAXES Net income EARNINGS PER SHARE OF
COMMON STOCK Weighted average number of shares
Fiscal Year Ended November 1, 2008 (53 weeks)
$ 	6,748,691 4,465,872 2,282,819
50,721 958,936 1,009,6571,273,162 182,8281,455,990
597,295$ 858,695
$ 1.11
775,585 Fiscal Year Ended October 27, 2007 (52 weeks)
$ 	5,712,810 3,701,161 2,011,649
46,427 877,515 923,942 1,087,707 314,452 1,402,159
569,398 $ 832,761
$ 1.07
775,585 CONSOLIDATED STATEMENTS OF CASH FLOWS (The accompanying notes are an integral part of these financial statements) CONSOLIDATED STATEMENTS OF CASH FLOWS (The accompanying notes are an integral part of these financial statements) NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
OPT-Sciences Corporation and Subsidiary
CONSOLIDATED STATEMENTS OF STOCKHOLDERS' EQUITY
AND COMPREHENSIVE INCOME
(The accompanying notes are an integral part of these financial statements) Accumulated
Other
Common  Paid-in  Retained  Comprehensive  Treasury
 Stock  Capital  Earnings  Income  Cost  Total
BALANCE OCTOBER  28, 2006  $ 250,000  $ 272,695  $7,977,615  $ 9,481  $
(187,218)  $  8,322,573
Net income for fiscal year
ended October 27, 2007  832,761  832,761
Unrealized holding gains on
securities arising during period,
net of tax of $7,089  9,398  9,398
TOTAL COMPREHENSIVE INCOME  842,159
BALANCE OCTOBER  27, 2007  $ 250,000  $ 272,695  $8,810,376  $ 18,879  $
(187,218)  $  9,164,732
Net income for fiscal year
ended November 1, 2008  858,695  858,695
Unrealized holding losses on
securities arising during period,
net of tax of $ 162,834   (215,850)  (215,850)
TOTAL COMPREHENSIVE INCOME  642,845
BALANCE NOVEMBER 1, 2008  $ 250,000  $ 272,695  $9,669,071  $  (196,971)  $
(187,218)  $  9,807,577

Fiscal Year Ended  Fiscal Year Ended
November 1, 2008  October 27, 2007
(53 weeks)  (52 weeks)
CASH FLOWS FROM OPERATING ACTIVITIES
Net income  $ 858,695  $  832,761
Adjustments to reconcile net income to net
cash provided by operating activities:
Depreciation  113,594  115,864
Loss (gain) on sale of securities  38,740  (33,721)
Loss on asset retirements  13,402  -0
Deferred income taxes  20,518  26,080
Decrease (increase) in:
Accounts receivable  (106,891)  (201,290)
Inventories  ( 18,520)  (22,693)
Prepaid expenses  2,780  18,504
Prepaid income taxes  -0 23,900
Loans and exchanges  (2,378)  (885)
(Decrease) increase in:
Accounts payable  116,523  3,138
Accrued income taxes  (227,068)  67,980
Accrued salaries and wages  (3,570)  -0
Accrued professional fees  2,000  -0
Other current liabilities  11,551  113,620
Net cash provided (used)
by operating activities  819,376  1,143,258
CASH FLOWS FROM INVESTING ACTIVITIES
Purchases of property and equipment  (230,833)  (75,135)
Purchases of securities  (672,884)  (500,606)
Proceeds from sale of securities  475,304  411,081
Deposits  (242,067)  -0
Net cash (used) provided
by investing activities  (670,480)  (164,660)

Fiscal Year Ended  Fiscal Year Ended
November 1, 2008  October 27, 2007
(53 weeks)  (52 weeks)
Increase in cash  $ 148,896  $  978,598
Cash and cash equivalents
at beginning of period  6,777,104  5,798,506
Cash and cash equivalents
at end of period  $ 6,926,000  $ 6,777,104
SUPPLEMENTAL DISCLOSURES:
Interest paid  $  -0 $  3,550
Income taxes paid  $ 803,845  $ 251,438

NOTE 1 -Summary of Significant Accounting Policies
Principles of Consolidation
The consolidated financial statements include the accounts of OPT-Sciences Corporation and its wholly owned subsidiary. All significant intercompany accounts and transactions have been eliminated.
Use of Estimates
The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.
Cash and Cash Equivalents
The Company considers certificates of deposit and debt securities purchased with a maturity of three months or less to be cash equivalents.
Line of Business and Credit Concentration
The Company, through its wholly owned subsidiary, is engaged in the business of applying anti-reflective, conductive and/or other coatings to the faceplates of instruments for aircraft cockpits. The Company grants credit to companies within the aerospace industry.
Accounts Receivable
Bad debts are charged to operations in the year in which the account is determined to be uncollectible. If the allowance method for doubtful accounts were used it would not have a material effect on the financial statements. Inventories
Raw materials are stated at the lower of average cost or market. Work in process and finished goods are stated at accumulated cost of raw material, labor and overhead, or market, whichever is lower. Market is net realizable value.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
Marketable Securities
Marketable securities consist of debt and equity securities and mutual funds. Equity securities include both common and preferred stock.
The Company's investment securities are classified as "available-for-sale". Accordingly, unrealized gains and losses and the related deferred income tax effects when material, are excluded from earnings and reported as a separate component of stockholders' equity as accumulated other comprehensive income. Realized gains or losses are computed based on specific identification of the securities sold.
Property and Equipment
Property and equipment are comprised of land, building and improvements, machinery and equipment, small tools, furniture and fixtures, office equipment and automobiles. These assets are recorded at cost.
Depreciation for financial statement purposes is calculated over estimated useful lives of three to twenty-five years, using the straight-line method. Maintenance and repairs are charged to expense as incurred.
Income Taxes
Deferred income taxes reflect the net tax effects of temporary differences between the carrying amounts of assets and liabilities for financial reporting purposes and the amounts used for income tax purposes.
Employee Benefit Plans
On October 1, 1998, the Company implemented a 401(k) profit sharing plan. All eligible employees of the Company are covered by the Plan. Company contributions are voluntary and at the discretion of the Board of Directors. Company contributions were $38,886 and $27,069 for the years ended November 1, 2008 and October 27, 2007, respectively.
Earnings per Common Share
Earnings per common share were computed by dividing net income by the weighted average number of common shares outstanding.
OPT-Sciences Corporation and Subsidiary
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
NOTE 2 - Inventories
Inventories consisted of the following:
November 1,  October 27,
2008  2007
Raw materials and supplies  $ 216,404  $ 215,935
Work in progress  328,852  332,089
 Finished goods  65,924  44,636
$ 611,180  $ 592,660
NOTE 3 - Marketable Securities
Gross  Gross
Amortized  Unrealized  Unrealized  Fair
Cost  Gains  Losses  Value
November 1, 2008
Common stock  $ 243,367  -0 $ (59,187)  $184,180
 Preferred stock  312,567  -0 (111,893)  200,674
 Municipal bonds  55,333  -0 (3,815)  51,518
 Mutual funds  404,614  -0- (170,668)  233,946
$ 1,015,881  $  -0 $(345,563)  $670,318
October 27, 2007
Common stock  $ 266,708  $ 40,639  $  -0- $307,347
 Preferred stock  112,567  -0 (10,747)  101,820
 Municipal bonds  82,244  -0 (5,767)  76,477
 Mutual funds  395,521  8,996  -0- 404,517
$ 857,040  $ 49,635  $ (16,514)  $890,161

OPT-Sciences Corporation and Subsidiary NOTES TO CONSOLIDATED FINANCIAL
STATEMENTS
Sales of securities available for sale during the years ended November 1, 2008
and
October 27, 2007 were as follows:
2008  2007
Proceeds from sales  $  475,304  $ 411,081
Gross realized gains  $ 38,363  $ 81,116
Gross realized losses  $ 77,103  $ 47,395
NOTE 4 - Income Taxes

Federal and state income tax consist of the following:
Current tax expense:
Federal
State
Total
Deferred tax expense:
Federal
State
Total

2008 2007
$437,665 $412,054 139,112 131,264 576,777 543,318
20,183 21,825 335 4,255 20,518 26,080
Total $597,295 $569,398
At November 1, 2008 the Company had a deferred tax asset of $210,926 and a deferred tax liability of $98,710 resulting in a net deferred tax asset of $112,216.
At October 27, 2007, the Company had a deferred tax asset of $57,758 and a deferred tax liability of $87,858 resulting in a net deferred tax liability of $30,100.
Deferred income taxes result from significant temporary differences between income for financial reporting purposes and taxable income. These differences arose principally from the use of accelerated tax depreciation and the carry forward of capital and net operating losses.
19

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
At November 1, 2008, the Company had capital loss carry forwards of $66,725 expiring in 2010 through 2013. All of these losses are expected to be usable before expiration.
NOTE 5 -Major Customers
Two customers accounted for $4,091,031 of net sales during the year ended November 1, 2008. The amount due from these customers, included in trade accounts receivable, was $740,355 on November 1, 2008. (this receivable amount includes the various Honeywell companies)
Two customers accounted for $2,889,796 of net sales during the year ended October 27, 2007. The amount due from these customers, included in trade accounts receivable, was $579,564 on October 27, 2007.
NOTE 6 -Concentration of Credit Risk of Financial Instruments
The Company has various demand and time deposits with financial institutions where the amount of the deposits exceeds the federal insurance limits of the institution on such deposits. The maximum amount of accounting loss that would be incurred if an individual or group that makes up the concentration of the deposits failed to perform according to the terms of the deposit was $5,800,000 on November 1, 2008.
NOTE 7 -Related Party Transactions
During fiscal years 2008 and 2007, the Company incurred legal fees of $45,000 and $40,500, respectively to the firm of Kania, Lindner, Lasak and Feeney, of which Mr. Arthur Kania, a shareholder and director, is senior partner. Of the legal fees, $45,000 and $40,500 were included in accounts payable at November 1, 2008 and October 27, 2007, respectively.
20


Report of Independent Registered Public Accounting Firm
To Stockholders and Board of Directors OPT-Sciences Corporation
We have audited the accompanying consolidated balance sheets of OPT-Sciences Corporation and Subsidiary as of November 1, 2008 and October 27, 2007 and the related statements of operations, stockholders' equity and comprehensive income and cash flows for each of the fiscal years in the two year period ended November 1, 2008. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.
We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. The Company is not required to have, nor were we engaged to perform, an audit of its internal control over financial reporting. Our audit included consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control over financial reporting. Accordingly, we express no opinion. An audit also includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.
In our opinion, the financial statements referred to above present fairly, in all material respects, the consolidated financial position of OPT-Sciences Corporation and Subsidiary as of November 1, 2008 and October 27, 2007 and the consolidated results of their operations and their cash flows for each of the fiscal years in the two year period ended November 1, 2008 in conformity with U.S. generally accepted accounting principles.

Goff, Backa, Alfera & Company, LLC Pittsburgh, Pennsylvania
January 9, 2009
21 OPT-SCIENCES CORPORATION P.O. Box 221 Riverton, New Jersey 08077-0221 Tel 856-829-2800 Fax 856-829-0482 Optsciences.com
OFFICERS:
Anderson L. McCabe  President, CEO and CFO
Arthur J. Kania  Secretary
DIRECTORS:
Anderson L. McCabe  President of the Company
Arthur J. Kania  Senior Partner of Kania, Lindner, Lasak & Feeney
Arthur J. Kania, Jr.  Principal of Tri-Kan

TRANSFER AGENT: StockTrans, Inc. 44 West Lancaster Avenue Ardmore, Pennsylvania 19003
ATTORNEYS: Kania, Lindner, Lasak & Feeney Suite 108, 560 E. Lancaster Avenue St.Davids, Pennsylvania 19087
AUDITORS: Goff, Backa, Alfera & Company, LLC 3325 Saw Mill Run Blvd.
Pittsburgh, Pennsylvania 15227-2736
CORPORATE HEADQUARTERS:
 STREET ADDRESS: 	  1912 Bannard Street Cinnaminson, New Jersey 08077-0221
 MAILING ADDRESS: 	  PO Box 221 Riverton, New Jersey 08077-0221
EMAIL ADDRESS: 	investor.relations@optsciences.com
22